Exhibit 99.1

MANAGEMENT'S REPORT TO SHAREHOLDERS

The management of Bellatrix Exploration Ltd. is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this report. The consolidated financial statements have been prepared in accordance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include amounts that are based on management's informed judgments and estimates where necessary.

The Company has established internal accounting control systems which are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the consolidated financial statements together with the other financial information for external purposes in accordance with International Financial Reporting Standards.

The Board of Directors, through its Audit Committee, monitors management's financial and accounting policies and practices and the preparation of these consolidated financial statements. The Audit Committee meets periodically with the external auditors and management to review the work of each and the propriety of the discharge of their responsibilities.

The Audit Committee reviews the consolidated financial statements of the Company with management and the external auditors prior to submission to the Board of Directors for final approval. The external auditors and the Board of Directors also review the Financial Report before it is finalized. The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters. The Audit Committee reviews the independence of the external auditors and pre-approves audit and permitted non-audit services. The Shareholders have appointed KPMG LLP as the external auditors of the Company, and, in that capacity, they have examined the consolidated financial statements for the years ended December 31, 2013 and 2012.

(signed) “Raymond G. Smith”	(signed) “Edward J. Brown”

Raymond G. Smith, P.Eng.	Edward J. Brown, C.A.
President and CEO	Executive Vice President, Finance and CFO

March 12, 2014

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INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Bellatrix Exploration Ltd.

We have audited the accompanying consolidated financial statements of Bellatrix Exploration Ltd., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2013 and December 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Bellatrix Exploration Ltd. as at December 31, 2013 and December 31, 2012 and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2013 and December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

March 12, 2014

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BELLATRIX EXPLORATION LTD.
CONSOLIDATED BALANCE SHEETS (expressed in Canadian dollars) As at December 31,

($000s)	2013	2012

ASSETS
Current assets
Restricted cash	$38,148	$—
Accounts receivable (note 22)	80,306	40,792
Deposits and prepaid expenses	10,001	4,136
Commodity contract asset (note 22)	345	7,519
	128,800	52,447
Exploration and evaluation assets (note 7)	132,971	38,177
Property, plant and equipment (note 8)	1,293,409	589,759
Deferred taxes (note 16)	—	1,038
Total assets	$1,555,180	$681,421

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$137,465	$44,223
Advances from joint venture partners	99,380	6,548
Current portion of finance lease obligation (note 11)	1,495	1,425
Current portion of deferred lease inducements	285	—
Commodity contract liability (note 22)	17,278	1,131
	255,903	53,327

Commodity contract liability (note 22)	—	6,214
Long-term debt (note 9)	287,092	133,047
Convertible debentures (note 10)	—	50,687
Finance lease obligation (note 11)	11,637	13,131
Deferred lease inducements	2,565	—
Decommissioning liabilities (note 12)	67,075	43,909
Deferred taxes (note 16)	27,034	—
Total liabilities	651,306	300,315

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 13)	824,065	371,576
Equity component of convertible debentures (note 10)	—	4,378
Contributed surplus	38,958	37,284
Retained earnings (deficit)	40,851	(32,132)
Total shareholders’ equity	903,874	381,106
Total liabilities and shareholders’ equity	$1,555,180	$681,421

COMMITMENTS (note 21)
See accompanying notes to the consolidated financial statements.

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BELLATRIX EXPLORATION LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(expressed in Canadian dollars)

For the years ended December 31,
($000s, except per share amounts)	2013	2012

REVENUES
Petroleum and natural gas sales	$288,310	$217,138
Other income	3,581	2,176
Royalties	(46,217)	(38,756)
Total revenues	245,674	180,558

Realized gain on commodity contracts	1,859	11,269
Unrealized gain (loss) on commodity contracts	(17,127)	10,806
	230,406	202,633

EXPENSES
Production	69,668	53,316
Transportation	7,014	4,978
General and administrative (note 18)	16,214	14,272
Transaction costs (note 6)	5,344	—
Share-based compensation (note 14)	4,960	3,219
Depletion and depreciation (note 8)	85,829	75,720
Gain on property acquisition (note 6)	—	(16,160)
Loss (gain) on property dispositions and swaps (note 8)	(42,494)	4,113
Gain on corporate acquisition (note 6)	(20,630)	—
Impairment loss on property, plant and equipment (note 8)	—	14,820
	125,905	154,278

NET PROFIT BEFORE FINANCE AND TAXES	104,501	48,355

Finance expenses (note 17)	13,343	10,517

NET PROFIT BEFORE TAXES	91,158	37,838

TAXES
Deferred tax expense (note 16)	19,483	10,067

NET PROFIT AND COMPREHENSIVE INCOME	$71,675	$27,771

Net profit per share (note 20)
Basic	$0.63	$0.26
Diluted	$0.62	$0.25

See accompanying notes to the consolidated financial statements.

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BELLATRIX EXPLORATION LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(expressed in Canadian dollars)

For the years ended December 31,
($000s)	2013	2012

SHAREHOLDERS’ CAPITAL (note 13)
Common shares
Balance, beginning of year	$371,576	$370,048
Issued for cash on equity issue	175,000	—
Share issue costs on equity issue, net of tax	(7,020)	—
Issued for the Angle acquisition (note 6)	225,221	—
Share issue costs on the Angle acquisition, net of tax	(576)	—
Issued on settlement of convertible debentures (note 10)	55,568	—
Issued for cash on exercise of share options	3,088	1,093
Contributed surplus transferred on exercised options	1,208	435
Balance, end of year	824,065	371,576

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES (note 10)
Balance, beginning of year	4,378	4,378
Adjustment for settlement of convertible debentures (note 10)	(4,378)	—
Balance, end of year	—	4,378

CONTRIBUTED SURPLUS (note 14)
Balance, beginning of year	37,284	33,882
Share-based compensation expense	3,045	4,024
Adjustment of share-based compensation expense for forfeitures of unvested share options	(163)	(187)
Transfer to share capital for exercised options	(1,208)	(435)
Balance, end of year	38,958	37,284

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year	(32,132)	(59,903)
Adjustment for settlement of convertible debentures (note 10)	1,308	—
Net profit	71,675	27,771
Balance, end of year	40,851	(32,132)

TOTAL SHAREHOLDERS’ EQUITY	$903,874	$381,106

See accompanying notes to the consolidated financial statements.

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BELLATRIX EXPLORATION LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(expressed in Canadian dollars)

For the years ended December 31,
($000s)	2013	2012

Cash provided by (used in):

Cash flow from (USED IN) operating activities
Net profit	$71,675	$27,771
Adjustments for:
Depletion and depreciation	85,829	75,720
Finance expenses (note 17)	2,151	2,294
Interest paid on redemption of convertible debentures	14	—
Share-based compensation (note 14)	4,960	3,219
Unrealized (gain) loss on commodity contracts	17,127	(10,806)
Gain on property acquisitions (note 8)	—	(16,160)
Loss (gain) on property dispositions and swaps (note 8)	(42,494)	4,113
Gain on corporate acquisition (note 6)	(20,630)	—
Impairment loss on property, plant and equipment (note 8)	—	14,820
Deferred tax expense (note 16)	19,483	10,067
Decommissioning costs incurred	(1,057)	(635)
Change in non-cash working capital (note 15)	(8,600)	(1,075)
	128,458	109,328

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital (note 13)	178,088	1,093
Issue costs on share capital	(10,128)	—
Advances from loans and borrowings	1,022,835	528,529
Repayment of loans and borrowings	(1,051,917)	(452,183)
Repayment of Angle convertible debentures (note 6)	(62,400)	—
Obligations under finance lease (note 11)	(1,425)	(560)
Deferred lease inducements	2,565
Change in non-cash working capital (note 15)	(960)	(55)
	76,658	76,824

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditure on exploration and evaluation assets	(10,391)	(17,118)
Additions to property, plant and equipment	(293,268)	(168,230)
Proceeds on sale of property, plant and equipment (note 8)	70,936	6,660
Cash portion of Angle Energy acquisition	(69,701)	—
Change in non-cash working capital (note 15)	97,308	(7,464)
	(205,116)	(186,152)

Change in cash	—	—

Cash, beginning of year	—	—

Cash, end of year	$—	$—

Cash paid:
Interest	$7,609	$5,676
Taxes	—	—

See accompanying notes to the consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a growth oriented, public exploration and production oil and gas company.

2.	BASIS OF PREPARATION
a.	Statement of compliance

These consolidated financial statements (“financial statements”) were authorized by the Board of Directors on March 12, 2014. The Company prepared these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

b.	Change in accounting policies

On January 1, 2013, the Company adopted new standards with respect to consolidations (IFRS 10), joint arrangements (IFRS 11), disclosure of interests in other entities (IFRS 12), fair value measurements (IFRS 13), and amendments to financial instrument disclosures (IFRS 7). The adoption of these standards had no impact on the amounts recorded in the consolidated financial statements as at January 1, 2013 or on the comparative periods.

c.	Basis of measurement

The consolidated financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality and within the framework of the significant policies summarized in note 3. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

3.	SIGNIFICANT ACCOUNTING POLICIES
a.	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. Any reference to the “Company” throughout these consolidated financial statements refers to the Company and its subsidiary. All inter-entity transactions have been eliminated.

b.	Revenue Recognition

Revenues from the sale of petroleum and natural gas are recorded when title to the products transfers to the purchasers based on volumes delivered and contracted delivery points and prices. Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements and is included with petroleum and natural gas sales.

Processing charges to other entities for use of facilities owned by the Company are recognized as revenue as they accrue in accordance with the terms of the service agreements and are presented as other income.

c.	Joint Interests

A significant portion of the Company’s exploration and development activities are conducted jointly with others. The financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

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Bellatrix is a partner of the following joint arrangements, which have been classified under IFRS as joint operations. This classification is on the basis that the arrangement is not conducted through a separate legal entity and the partners are legally obligated to pay their share of costs incurred and take their share of output produced from the various production areas. For purposes of disclosure throughout the financial statements, Bellatrix has referred to these arrangements by the common oil and gas industry term of joint ventures.

Grafton Joint Venture – Bellatrix has a joint venture (the “Grafton Joint Venture”) with Grafton Energy Co I Ltd. (“Grafton”) in the Willesden Green and Brazeau areas of West-Central Alberta, whereby Grafton will contribute 82% or $200 million to the joint venture to participate in an expected 58 Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix’s working interest in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% internal rate of return) on the total program, reverting to 33% of Bellatrix's working interest ("WI") after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty (“GORR”) on Bellatrix’s pre-Grafton Joint Venture WI.

Daewoo and Devonian Partnership – Bellatrix has a joint venture arrangement (the “Daewoo and Devonian Partnership”) with Canadian subsidiaries of two Korean entities, Daewoo International Corporation (“Daewoo”) and Devonian Natural Resources Private Equity Fund (“Devonian”) in the Baptiste area of West-Central Alberta, whereby Daewoo and Devonian own a combined 50% working interest share of producing assets, an operated compressor station and gathering system and related land acreage.

Troika Joint Venture – Bellatrix has a joint venture (the “Troika Joint Venture”) with TCA Energy Ltd. ("Troika") in the Ferrier Cardium area of West-Central Alberta, whereby Troika will contribute 50% or $120 million towards a capital program for drilling of an expected 63 gross wells and will receive a 35% working interest until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's working interest.

d.	Property, Plant and Equipment and Exploration and Evaluation Assets
I.	Pre-exploration expenditures
Expenditures made by the Company before acquiring the legal right to explore in a specific area do not meet the definition of an asset and therefore are expensed by the Company as incurred.
II.	Exploration and evaluation expenditures
Costs incurred once the legal right to explore has been acquired are capitalized as exploration and evaluation assets. These costs include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, including drilling costs directly attributable to an identifiable well and directly attributable general and administrative costs. These costs are accumulated in cost centres by property and are not subject to depletion until technical feasibility and commercial viability have been determined.
Exploration and evaluation assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, or if facts and circumstances suggest that the carrying amount is unlikely to be recovered.
III.	Developing and production costs
Items of property, plant and equipment, which include oil and gas development and production assets, are measured at cost less accumulated depletion and depreciation and accumulated impairment losses.
Gains and losses on disposal of an item of property, plant and equipment, including oil and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized within the Consolidated Statements of Comprehensive Income.
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IV.	Joint arrangements
The Company has entered into certain joint arrangements whereby the joint arrangement partner (“partner”) will earn a working interest on certain properties through the payment of a pre-determined portion of the costs of drilling, completing and equipping. Bellatrix recognizes a disposal of the partner’s working interest once the commitment has been met and the difference between the proceeds received and the carrying amount of the asset are recognized as a gain or loss in the Consolidated Statements of Comprehensive Income. The assessment of when the partner has earned the working interest and subsequent recognition of the gain or loss is determined on an individual well basis. Bellatrix has both exploration and evaluation assets and property, plant and equipment assets that are subject to these arrangements.
V.	Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a well, field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.
VI.	Depletion and depreciation
Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes in relation to total estimated proven and probable reserves as determined annually by independent engineers and determined in accordance with National Instrument 51-101. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.
Calculations for depletion and depreciation of production equipment are based on total capitalized costs plus estimated future development costs of proven and probable undeveloped reserves less the estimated net realizable value of production equipment and facilities after the proved and probable reserves are fully produced.
Depreciation of office furniture and equipment is provided for on a 20% declining balance basis. Depreciation methods, useful lives and residual values are reviewed at each reporting date.
e.	Impairment
I.	Financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognized in profit or loss.
II.	Non-financial assets
For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). Developing and producing assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount.
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The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell. Fair value less costs to sell is determined to be the amount for which the asset could be sold in an arm’s length transaction. Fair value less costs to sell can be determined by using an observable market metric or by using discounted future net cash flows of proved and probable reserves using forecasted prices and costs. Value in use is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or cash generating unit.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of goodwill, if any, allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.
Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.
Exploration and evaluation assets are grouped together with the Company’s CGU’s when they are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (oil and natural gas interests in property, plant and equipment).
f.	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are determined by discounting the expected cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the risks have not been incorporated into the estimate of cash flows. The increase in the provision due to the passage of time is recognized within finance expense.

I.	Decommissioning liabilities
The Company’s activities give rise to dismantling, decommissioning and site disturbance re-mediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.
Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. Changes in the present value of the estimated expenditure are reflected as an adjustment to the liability and the relevant asset. The unwinding of the discount on the decommissioning provision is recognized as a finance expense. Actual costs incurred upon settlement of the decommissioning liabilities are charged against the provision to the extent the provision was recognized.
II.	Environmental liabilities
The Company records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated. The estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations. The estimates are subject to revision in future periods based on actual costs incurred or new circumstances. Any amounts expected to be recovered from other parties, including insurers, are recorded as an asset separate from the associated liability.
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g.	Share-based Payments
I.	Equity-settled transactions
Bellatrix accounts for options issued under the Company’s share option plan to employees, directors, officers, consultants and other service providers by reference to the fair value of the equity instruments granted. The fair value of each share option is estimated on the date of the grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase to contributed surplus. The Company estimates a forfeiture rate on the grant date and the rate is adjusted to reflect the actual number of options that actually vest. The expected life of the options granted is adjusted, based on the Company’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
II.	Cash-settled transactions
The Company’s Deferred Share Unit Plan (the “DSU Plan”) is accounted for as a cash settled share based payment plan in accordance with IFRS 2 – “Share-based Payments” in which the fair value of the amount payable under the DSU Plan is recognized as an expense with a corresponding increase in liabilities. The liability is re-measured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized in profit or loss.
The Company’s Restricted and Performance Award Plan (the “Incentive Plan”) is accounted for as a cash settled share based payment plan in accordance with IFRS 2 – “Share-based Payments” in which the fair value of the amounts payable under the Incentive Plan are recognized incrementally as an expense over the term of the corresponding grant, with a corresponding change in liabilities.
h.	Income Taxes

Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

I.	Current tax
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the date of the statement of financial position.
II.	Deferred tax
Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
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i.	Financial Instruments

All financial instruments, including all derivatives, are recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in income. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to income when derecognized or impaired. The Company has the following classifications:

Financial Assets and Liabilities	Category	Subsequent Measurement
Cash and cash equivalents	Held-for-trading	Fair value through profit or loss
Restricted cash	Held-for-trading	Fair value through profit or loss
Accounts receivable	Loans and receivables	Amortized cost
Deposits and prepaid expenses	Other assets	Amortized cost
Commodity risk management contracts	Held-for-trading	Fair value through profit or loss
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Advances from joint venture partners	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Convertible debentures	Other liabilities	Amortized cost
Deferred lease inducements	Other liabilities	Amortized cost
Finance lease obligation	Other liabilities	Amortized cost

Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument using the effective interest rate method.

The Company utilizes financial derivatives and commodity sales contracts requiring physical delivery, to manage the price risk attributable to anticipated sale of petroleum and natural gas production and foreign exchange exposures. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, financial derivatives are classified as fair value through profit or loss and are recorded on the balance sheet at fair value.

The derivative financial instruments are initiated within the guidelines of the Company’s commodity price risk management policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

The Company accounts for its commodity sales and purchase contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, physical sales and purchase contracts are not recorded at fair value on the balance sheet. Settlements on these physical sales contracts are recognized in petroleum and natural gas sales.

Financial instruments measured at fair value on the balance sheet require classification into one of the following levels of the fair value hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

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The fair value hierarchy level at which a fair value measurement is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The Company has categorized its financial instruments that are fair valued on the balance sheet according to the fair value hierarchy.

j.	Compound Financial Instruments

The Company fully settled its convertible debentures by October 21, 2013. As at December 31, 2013, the Company did not have any outstanding convertible debentures. The Company’s compound financial instruments as at December 31, 2012 were comprised of its convertible debentures that can be converted to common shares at the option of the holder, and the number of shares to be issued does not vary with changes in fair value.

The liability component of the convertible debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the convertible debenture and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of the convertible debentures is measured at amortized cost using the effective interest method. The equity component of the convertible debentures is not re-measured subsequent to initial recognition.

k.	Lease Obligations

Leases which effectively transfer substantially all of the risks and rewards of ownership to the Company are classified as finance leases and are accounted for as an acquisition of an asset and an assumption of an obligation at the inception of the lease, measured as the present value of minimum lease payments to a maximum of the asset’s fair value. The asset is amortized in accordance with the Company’s depletion and depreciation policy. The obligations recorded under finance lease payments are reduced by the lease payments made.

Assets held under other leases are classified as operating leases and are not recognized in the balance sheet. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received from landlords are deferred and recognized as an integral part of the total lease expense, over the term of the lease.

l.	Basic and Diluted per Share Calculations

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. The Company uses the treasury share method to determine the dilutive effect of share options. Under the treasury share method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted per share amounts. The Company uses the “if-converted” method to determine the dilutive effect of convertible debentures.

m.	Finance Income and Expenses

Finance income is recognized as it accrues in profit or loss, using the effective interest method. Finance expense comprises interest expense on borrowings, amortization of deferred charges, accretion of the discount rate on provisions, accretion of the liability component of the convertible debentures and impairment losses recognized on financial assets.

n.	Borrowing Costs

Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. All other borrowing costs are recognized in profit or loss using the effective interest method. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company’s outstanding borrowings during the period.

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o.	Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

p.	Restricted Cash

Restricted cash represents funds advanced by a certain joint venture partner for specific future drilling projects. These funds are released for general purposes as each project reaches a predetermined progress point.

q.	Business Combinations

Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities and contingent liabilities assumed are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the aggregate consideration transferred, measured at the acquisition date fair value. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in net profit. If the cost of the acquisition is more than the fair value of the net assets acquired, the difference is recognized on the balance sheet as goodwill. Acquisition costs incurred are expensed.

4.	CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

The consolidated financial statements of the Company have been prepared by management in accordance with IFRS. The preparation of consolidated financial statements in conformity with IFRS requires management to make judgment, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period and accompanying notes. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

a.	Critical Accounting Judgments
I.	Oil and gas reserves
Reserves and resources are used in the units of production calculation for depreciation, depletion and amortization and the impairment analysis which affect net profit or loss. There are numerous uncertainties inherent in estimating oil and gas reserves. Estimating reserves is very complex, requiring many judgments based on geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net profit as further information becomes available and as the economic environment changes.
II.	Identification of CGUs
Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of its assets.
III.	Impairment Indicators
Judgment is required to assess when impairment indicators exist and impairment testing is required. In determining the recoverable amount of assets, in the absence of quoted market prices, impairment tests are based on estimate of reserves, production rates, future oil and natural gas prices, future costs, discount rates, market value of land and other relevant assumptions.
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IV.	Joint Arrangements
Judgment is required to determine when the Company has joint control over an arrangement. In establishing joint control, the Company considers whether unanimous consent is required to direct the activities that significantly affect the returns of the arrangement, such as the capital and operating activities of the arrangement.
Once joint control has been established, judgment is also required to classify as a joint arrangement. The type of joint arrangement is determined through analysis of the rights and obligations arising from the arrangement by considering its structure, legal form, and terms agreed upon by the parties sharing control. An arrangement where the controlling parties have rights to the assets and revenues and obligations for the liabilities and expenses is classified as a joint operation.
b.	Critical Estimates and Assumptions
I.	Recoverability of asset carrying values
The Company assesses its oil and gas properties, including exploration and evaluation assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at every reporting date.
The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, economic and market conditions, timing of cash flows, the useful lives of assets and their related salvage values. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.
II.	Decommissioning obligations
Provisions for decommissioning obligations associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean up technology.
III.	Income taxes
Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. These differences could materially impact earnings.
IV.	Business combinations
Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant, and equipment, and exploration and evaluation assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities in the purchase price allocation, and any resulting gain or goodwill. Future net earnings can be affected as a result of changes in future depletion, depreciation and accretion, and asset impairments.
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5.	NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

The following pronouncements from the IASB are applicable to Bellatrix and will become effective for future reporting periods, but have not yet been adopted:

IFRS 9 - “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. This standard is effective for annual periods beginning on or after January 1, 2015 with different transitional arrangements depending on the date of initial application. The extent of the impact of the adoption of IFRS 9 has not yet been determined.

Amendments to “Offsetting Financial Assets and Financial Liabilities” addressed within IAS 32 - “Financial Instruments: Presentation”, which provides guidance regarding when it is appropriate and permissible for an entity to disclose offsetting financial assets and financial liabilities on a net basis. The amendment to this standard are effective for annual periods beginning on or after January 1, 2014. The extent of the impact of the adoption of IAS 32 amendments has not yet been determined.

IFRIC 21 - “Levies”, which establishes guidelines for the recognition and accounting treatment of a liability relating to a levy imposed by a government. This standard is effective for annual periods beginning on or after January 1, 2014. The extent of the impact of the adoption of IFRIC 21 has not yet been determined.

6.	ACQUISITIONS
a)	Corporate acquisition of Angle Energy Inc.

On December 11, 2013, Bellatrix acquired all issued and outstanding shares of Angle Energy Inc. (“Angle”) for the issuance of 30,230,998 Bellatrix common shares with a total value of $225.2 million, and cash consideration of $69.7 million. The estimated fair value of the property, plant and equipment acquired was determined using both internal estimates and an independent reserve evaluation. The decommissioning liabilities were determined using internal estimates of the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired. The strategic combination was considered by Bellatrix to be highly complementary and accretive to Bellatrix’s current operations. A summary of the acquired assets and liabilities is provided below:

($000s)
Estimated fair value of acquisition:
Accounts receivable	25,181
Deposits and prepaid expenses	3,526
Commodity contract asset	20
Exploration and evaluation assets	97,520
Property, plant and equipment	498,371
Accounts payable and accrued liabilities	(40,046)
Long-term debt	(183,127)
Convertible debentures	(62,400)
Decommissioning liabilities	(11,817)
Deferred taxes	(11,676)
315,552
Cost of acquisition:
Bellatrix shares issued (30,226,413 shares)	225,221
Cash consideration	69,701
294,922
Gain on corporate acquisition	20,630

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A gain on corporate acquisition of $20.6 million was recognized for the Angle acquisition. The gain was primarily due to a decrease in Bellatrix’s share trading price between the announcement of the acquisition on October 15, 2013, and the closing of the acquisition on December 11, 2013.

Concurrent with the acquisition, on December 11, 2013 Bellatrix acquired for cancellation all the issued and outstanding 5.75% convertible unsecured subordinated debentures of Angle (the “Angle Debentures”) with a maturity date of January 31, 2016 in the aggregate principal amount of $60.0 million on the basis of $1,040 in cash per $1,000 principal amount of the Angle Debentures, plus accrued and unpaid interest. Subsequent to closing, Bellatrix also extinguished Angle’s long-term debt through the concurrent increase to its credit facility.

The fair value of identifiable assets acquired and liabilities assumed are preliminary, pending the finalization of the analysis of the deductibility of certain amounts for tax purposes. Angle’s results of operations are included in Bellatrix’s consolidated results of operations beginning December 11, 2013. If the acquisition had been effective January 1, 2013, the Company would have realized an estimated $165.2 million (unaudited) of production revenue and an estimated additional $19.3 million (unaudited) of profit before tax. The Company’s financial and operating results for the year ended December 31, 2013 include financial and operating results from Angle Energy Inc. for the period from December 11, 2013 to December 31, 2013. Between the acquisition date and December 31, 2013, approximately $10.1 million of production revenue and $1.7 million of profit before tax was recognized relating to the acquired properties.

In the year ended December 31, 2013, Bellatrix incurred approximately $5.3 million of transaction costs related to the corporate acquisition that are expensed on the Consolidated Statements of Comprehensive Income.

b)	Property acquisition

Effective November 1, 2012, Bellatrix acquired production and working interest in certain facilities, as well as undeveloped land in the Willesden Green area of Alberta for a cash purchase price of $20.9 million after adjustments. In accordance with IFRS, a property acquisition is accounted for as a business combination when certain criteria are met, such as the acquisition of inputs and processes to convert those inputs into beneficial outputs. Bellatrix assessed the property acquisition and determined that it constitutes a business combination under IFRS. In a business combination, acquired assets and liabilities are recognized by the acquirer at their fair market value at the time of purchase. Any variance between the determined fair value of the assets and liabilities and the purchase price is recognized as either goodwill or a gain in the statement of comprehensive income in the period of acquisition.

The estimated fair value of the property, plant and equipment acquired was determined using both internal estimates and an independent reserve evaluation. The decommissioning liabilities assumed were determined using the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired. A summary of the acquired property is provided below:

Year ended December 31, 2012	($000s)
Estimated fair value of acquired properties:
Oil and natural gas properties	29,530
Exploration and evaluation assets	8,525
Decommissioning liabilities	(973)
37,082

Cash consideration	20,922

Gain on property acquisition	16,160

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Included in the Company’s deferred tax expense for the 2012 year was a $4.0 million expense relating to the gain recognized on the property acquisition. If the acquisition had been effective January 1, 2012, the Company would have realized an estimated additional $5.6 million (unaudited) of production revenue and an estimated additional $2.1 million (unaudited) of profit before tax. Between the acquisition date and December 31, 2012, approximately $0.6 million of production revenue and $0.1 million of profit before tax was recognized relating to the acquired properties.

7.	EXPLORATION AND EVALUATION ASSETS

($000s)

Cost
Balance, December 31, 2011	$33,089
Acquisitions through business combinations, net	8,525
Additions	8,593
Transfer to oil and natural gas properties	(10,301)
Disposals (1)	(1,729)
Balance, December 31, 2012	38,177
Acquisitions through business combinations, net	97,520
Additions	10,391
Transfer to oil and natural gas properties	(7,424)
Disposals (1)	(5,693)
Balance, December 31, 2013	$132,971

(1)	Disposals include swaps.

8.	PROPERTY, PLANT AND EQUIPMENT

($000s)

	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2011	$657,315	$2,503	$659,818
Acquisitions through business combinations, net	29,530	—	29,530
Additions	164,912	299	165,211
Transfer from exploration and evaluation assets	10,301	—	10,301
Disposals (1)	(10,950)	—	(10,950)
Balance, December 31, 2012	851,108	2,802	853,910
Acquisitions through business combinations, net	498,371	—	498,371
Additions	298,288	9,270	307,558
Transfer from exploration and evaluation assets	7,424	—	7,424
Farmout wells	11,244	—	11,244
Disposals (1)	(37,408)	(487)	(37,895)
Balance, December 31, 2013	$1,629,027	$11,585	$1,640,612

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2011	$174,250	$1,267	$175,517
Charge for time period	75,466	254	75,720
Impairment loss	14,760	60	14,820
Disposals (1)	(1,906)	—	(1,906)
Balance, December 31, 2012	$262,570	$1,581	$264,151
Charge for time period	84,902	927	85,829
Disposals (1)	(2,510)	(267)	(2,777)
Balance, December 31, 2013	$344,962	$2,241	$347,203
(1) Disposals include swaps.

Carrying amounts
At December 31, 2012	$588,538	$1,221	$589,759
At December 31, 2013	$1,284,065	$9,344	$1,293,409

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During the year ended December 31, 2013, Bellatrix realized cash proceeds on dispositions of $70.9 million. Of these proceeds, $51.2 million were related to the disposition of properties in the Baptiste area of West Central Alberta to Daewoo and Devonian. A total net gain on dispositions of $42.5 million was recognized for the year ended December 31, 2013, of which $29.1 million was related to an asset sale to Daewoo and Devonian. The remainder of the net gain on dispositions was related to gains on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed during the year ended December 31, 2013, as well as other minor dispositions and swaps which occurred during the year.

Bellatrix has included $1.3 billion (2012: $524.6 million) for future development costs and excluded $69.0 million (2012: $37.2 million) for estimated salvage from the depletion calculation for the three months ended December 31, 2013.

For the year ended December 31, 2013, the Company capitalized $5.3 million (2012: $4.3 million) of general and administrative expenses, and $1.7 million (2012: $1.6 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix’s credit facilities are secured against all of the assets of the Corporation by a $1 billion debenture containing a first ranking floating charge and security interest. The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

Impairment

Bellatrix assesses the recoverability of the carrying values of its oil and natural gas properties on a CGU basis. The composition of each CGU is determined based on factors such as common processing facilities, sales points, and commonalities in the geological and geophysical structure of individual areas.

In accordance with IFRS, the recoverability of a CGU’s carrying value is determined by calculating and using the greater of its Value in Use (“VIU”) or Fair Value Less Costs to Sell (“FVLCS”). VIU is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the assets in the CGU. FVLCS is determined to be the amount for which the assets in the CGU could be sold in an arm’s length transaction. FVLCS is determined to be the amount for which the asset could be sold in an arm’s length transaction. FVLCS can be determined by using an observable market metric or by using discounted future net cash flows of proved and probable reserves using forecasted prices and costs. The per-boe value for each CGU is applied to the estimated boe proved plus probable reserves remaining in that CGU as determined at least annually by independent reserve engineers. The recoverable amount is compared to the carrying value of that CGU in order to determine if impairment exists. Impairment is recognized as an expense included in the Company’s consolidated statement of comprehensive income in the period in which it occurs.

2013 Impairment

As at December 31, 2013, Bellatrix determined there were no impairment indicators requiring an impairment test to be performed.

2012 Impairment

During the year ended December 31, 2012, Bellatrix performed an impairment test in accordance with IAS 36 resulting in an excess of the carrying value of three CGUs over their recoverable amount, resulting in a non-cash $14.8 million impairment loss.

When performed, the impairment test is based upon the higher of value-in-use and estimated fair market values for the Company’s properties, including but not limited to an updated external reserve engineering report. This report incorporates a full evaluation of reserves on an annual basis or internal reserve updates at quarterly periods, and the latest commodity pricing deck. Estimating reserves is very complex, requiring many judgments based on available geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes.

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9.	LONG-TERM DEBT

As of December 31, 2013, the Company’s credit facilities are available on an extendible revolving term basis and consist of a $50 million operating facility provided by a Canadian bank and a $450 million syndicated facility provided by nine financial institutions.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 1.00% to 3.50%, depending on the type of borrowing and the Company’s debt to cash ratio. A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company’s debt to cash flow ratio. The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The revolving period for the revolving term credit facility will end on June 24, 2014, unless extended for a further 364 day period. Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 24, 2014. The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on May 31, 2014.

As principal payment will not be required under the revolving term facility for more than 365 days from December 31, 2013 the entire amounts owing on the credit facilities have been classified as long-term.

As at December 31, 2013, the Company had outstanding letters of credit totaling $0.5 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at December 31, 2013, the Company had approximately $212.4 million, or 42% of unused and available bank credit under its credit facilities. Bellatrix was fully compliant with all of its operating debt covenants.

10.	CONVERTIBLE DEBENTURES

The following table sets forth a reconciliation of the convertible debentures:

Convertible debentures

($000s except number of debentures)	4.75%
Number of Debentures
Balance, December 31, 2012	55,000
Debentures converted or redeemed	(55,000)
Balance, December 31, 2013	—
Debt Component
Balance, December 31, 2012	$50,687
Accretion	1,296
Debentures converted or redeemed	(51,983)
Balance, December 31, 2013	$—
Equity Component
Balance, December 31, 2012	$4,378
Debentures converted or redeemed	(4,378)
Balance, December 31, 2013	$—

On September 4, 2013, the Company announced issued a notice of redemption to holders of its then outstanding $55.0 million convertible debentures, with the redemption date set as October 21, 2013. During September and October 2013, the $55.0 million principal amount of convertible debentures was converted or redeemed for an aggregate of 9,794,848 common shares of the Company. A reduction to the deficit of $1.3 million was recognized in connection with the settlement of the convertible debentures during the year ended December 31, 2013.

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11.	FINANCE LEASE OBLIGATION

The Company entered into separate agreements in December 2012, 2011, and 2010 to raise $10 million, $3.7 million, and $1.6 million, respectively, for the Company’s proportionate share of the construction of certain facilities in each of the years.

The agreements resulted in the recognition of finance leases in 2012, 2011, and 2010 for the use of the constructed facilities. The agreements will expire in years 2030 to 2032, respectively, or earlier if certain circumstances are met. At the end of the term of each agreement, the ownership of the facilities is transferred to the Company. Assets under these finance leases at December 31, 2013 totaled $15.3 million (2012: $15.3 million) with accumulated depreciation of $3.0 million (2012: $1.4 million).

Multiple participants of the joint ventures were involved in the 2012, 2011, and 2010 agreements. Although the majority of participants were fully external to the Company, some related parties were involved in the 2011 and 2010 agreements. See note 19.

The following is a schedule of future minimum lease payments under the finance lease obligations:

Year ending December 31,	($000	s)
2014	$3,399
2015	3,244
2016	3,059
2017	2,719
2018	2,138
Thereafter	11,334
Total lease payments	25,893
Amount representing implicit interest at 15.28%	(12,761)
	13,132
Current portion of finance lease obligation	(1,495)
Finance lease obligation	$11,637

12.	DECOMMISSIONING LIABILITIES

The Company’s decommissioning liabilities result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its decommissioning liabilities is approximately $122.7 million which will be incurred between 2016 and 2063. A risk-free rate between 1.13% and 3.24% (2012: 1.14% and 2.36%) and an inflation rate of 2.0% (2012: 2.4%) were used to calculate the fair value of the decommissioning liabilities as at December 31, 2013.

($000s)	2013	2012
Balance, beginning of year	$43,909	$45,091
Incurred on development activities	3,423	1,400
Acquired through business combinations	12,071	973
Revisions on estimates	8,493	(648)
Reversed on dispositions	(619)	(2,955)
Settled during the year	(1,057)	(635)
Accretion expense	855	683
Balance, end of year	$67,075	$43,909

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The revisions on estimates in 2013 was related to increased cost estimates for abandonment and reclamation of the Company’s core and non-core operating areas as a result of actual abandonment costs incurred and revised industry guidance. In addition, the Company revised the timing of future decommissioning cash flows to better reflect the anticipated abandonment timelines.

13.	SHAREHOLDERS’ CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends declared by the Board of Directors; no dividends were declared by the Board of Directors for the year ended December 31, 2013 or 2012.

	2013		2012
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	107,868,774	$ 371,576	107,407,241	$ 370,048
Issued for cash on equity issue	21,875,000	175,000	-	-
Share issue costs on equity issue, net of tax effect of $2.3 million	-	(7,020)	-	-
Issued for the Angle acquisition	30,230,998	225,221	-	-
Share issue costs on the Angle acquisition, net of tax effect of $0.2 million	-	(576)	-	-
Issued on settlement of convertible debentures	9,794,848	55,568	-	-
Shares issued for cash on exercise of options	1,220,985	3,088	461,533	1,093
Contributed surplus transferred on exercised options	-	1,208	-	435
Balance, end of year	170,990,605	$ 824,065	107,868,774	$ 371,576

On November 5, 2013, Bellatrix closed a bought deal financing of 21,875,000 Bellatrix Shares at a price of $8.00 per Bellatrix Share for aggregate gross proceeds of $175.0 million (net proceeds of $165.6 million after transaction costs).

On December 11, 2013, Bellatrix acquired all issued and outstanding shares of Angle in exchange for the issuance of 30,230,998 Bellatrix common shares with a total value of $225.2 million and cash consideration of $69.7 million (note 6).

On September 4, 2013, the Company announced issued a notice of redemption to holders of its then outstanding $55.0 million convertible debentures, with the redemption date set as October 21, 2013. During September and October 2013, the $55.0 million principal amount of convertible debentures was converted or redeemed for an aggregate of 9,794,848 common shares of the Company (note 10).

14.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation plans for the year ended December 31, 2013:

($000s)
	Share Options	Deferred Share Units	Restricted Share Units	Performance Share Units	Total
Expense for the year (1)	$ 1,699	$ 2,317	$ 658	$ 286	$ 4,960
Liability balance, December 31, 2013	$ -	$ 4,045	$ 983	$ 445	$ 5,473

(1)	The expense for share options is net of adjustments for forfeitures of $0.2 million, and capitalization of $1.2 million. The expense for restricted share units is net of capitalization of $0.3 million. The expense for performance share units is net of capitalization of $0.2 million.

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The following table provides a summary of the Company’s share-based compensation plans for the year ended December 31, 2012:

($000s)
	Share Options	Deferred Share Units	Restricted Share Units	Performance Share Units	Total
Expense for the year (1)	$ 2,255	$ 964	$ -	$ -	$ 3,219
Liability balance, December 31, 2012	$ -	$ 1,728	$ -	$ -	$ 1,728

(1)	The expense for share options is net of adjustments for forfeitures of $0.2 million, and capitalization of $1.6 million.

a.	Share Option Plan

Bellatrix has a share option plan where the Company may grant share options to its directors, officers, employees and service providers. Under this plan, the exercise price of each share option is not less than the volume weighted average trading price of the Company’s share price for the five trading days immediately preceding the date of grant. The maximum term of an option grant is five years. Option grants are non-transferable or assignable except in accordance with the share option plan and the holding of share options shall not entitle a holder to any rights as a shareholder of Bellatrix. Share options, entitling the holder to purchase common shares of the Company, have been granted to directors, officers, employees and service providers of Bellatrix. One third of the initial grant of share options normally vests on each of the first, second, and third anniversary from the date of grant.

During the year ended December 31, 2013, Bellatrix granted 3,281,500 (2012: 2,648,000) share options. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the years ended December 31, 2013 and 2012, and the weighted average assumptions used in their determination are as noted below:

	2013	2012
Inputs:
Share price	$ 7.68	$ 3.60
Exercise price	$ 7.68	$ 3.60
Risk free interest rate (%)	1.3	1.1
Option life (years)	2.8	2.8
Option volatility (%)	46	53
Results:
Weighted average fair value of each share option granted	$ 2.39	$ 1.28

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2012: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) for the year ended December 31, 2013 was $6.97 (2012: $4.31).

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The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity
	Weighted Average Exercise Price	Number
Balance, December 31, 2011	$3.44	7,985,320
Granted	$3.61	2,648,000
Exercised	$2.37	(461,533)
Forfeited	$4.50	(751,336)
Balance, December 31, 2012	$3.46	9,420,451
Granted	$7.68	3,281,500
Exercised	$2.53	(1,220,985)
Forfeited	$5.19	(298,003)
Balance, December 31, 2013	$4.75	11,182,963

As of December 31, 2013, a total of 14,067,450 common shares were reserved for issuance on exercise of share options, leaving an additional 2,884,487 available for future share option grants.

Share Options Outstanding, December 31, 2013
	Outstanding			Exercisable
	At	Weighted Average	Weighted Average Remaining	At
Exercise Price	December 31, 2013	Exercise Price	Contractual Life	December 31, 2013	Exercise Price
$ 0.65 - $ 1.45	462,946	$ 1.03	0.3	462,946	$ 1.02
$ 1.46 - $ 1.99	830,671	$ 1.63	0.3	830,671	$ 1.63
$ 2.00 - $ 3.36	1,137,776	$ 2.43	1.5	851,108	$ 2.18
$ 3.37 - $ 3.84	1,479,000	$ 3.42	3.3	542,992	$ 3.45
$ 3.85 - $ 4.72	1,918,901	$ 3.93	1.7	1,666,232	$ 3.90
$ 4.73 - $ 5.50	2,157,169	$ 5.28	2.5	1,375,482	$ 5.27
$ 5.51 - $ 8.00	3,196,500	$ 7.69	4.9	-	-
$ 0.65 - $ 8.00	11,182,963	$ 4.75	2.8	5,729,431	$ 3.37

Share Options Outstanding, December 31, 2012
	Outstanding			Exercisable
	At	Weighted Average	Weighted Average Remaining	At
Exercise Price	December 31, 2012	Exercise Price	Contractual Life	December 31, 2012	Exercise Price
$ 0.65 - $ 1.45	682,949	$ 1.02	1.3	682,949	$ 1.02
$ 1.46 - $ 1.99	1,177,449	$ 1.65	1.2	1,177,449	$ 1.65
$ 2.00 - $ 3.36	1,407,052	$ 2.41	2.2	973,718	$ 2.08
$ 3.37 - $ 3.84	1,575,000	$ 3.42	4.3	84,665	$ 3.70
$ 3.85 - $ 4.72	2,271,001	$ 3.95	2.8	1,172,313	$ 3.90
$ 4.73 - $ 5.50	2,307,000	$ 5.28	3.5	723,975	$ 5.26
$ 0.65 - $ 5.50	9,420,451	$ 3.46	2.8	4,815,069	$ 2.78

b.	Deferred Share Unit Plan

Bellatrix has a Directors’ Deferred Share Unit Plan (“the DSU Plan”) where the Company may grant to non-employee directors Deferred Share Units (“DSUs”), each DSU being a right to receive, on a deferred payment basis, a cash payment equivalent to the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the redemption date of such DSU. Participants of the DSU Plan may also elect to receive their annual remuneration in the form of DSUs. Subject to TSX and shareholder approval, Bellatrix may elect to deliver common shares from treasury in satisfaction in whole or in part of any payment to be made upon the redemption of the DSUs. The DSUs vest immediately and must be redeemed by December 1st of the calendar year immediately following the year in which the participant ceases to hold all positions with Bellatrix or earlier if the participant elects to have the DSUs redeemed at an earlier date (provided that the DSUs may not be redeemed prior to the date that the participant ceases to hold all positions with Bellatrix). On a go forward basis, it is intended that in the event of a share based award, non-employee directors would receive DSU grants instead of share option grants.

24

During the year ended December 31, 2013, the Company granted 124,382 (2012: 249,298) DSUs, and had 532,906 DSUs outstanding as at December 31, 2013 (2012: 408,524).

c.	Incentive Plan

On August 7, 2013, the Directors of Bellatrix approved an Incentive Plan where the Company may grant Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) to officers, employees, and service providers.

RSUs granted to employees vest in equal annual amounts over the course of three years. Each RSU entitles its holder to receive a cash payment equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date or, if and once approved by the TSX and shareholders of the Company, at the Company's discretion, common shares of the Company equal to the nominal number of Common Shares represented by the RSUs. It is the Company’s intention that the RSUs will be settled in cash. Unvested RSUs are forfeited at the time the holder’s employment with the Company ends, except on death in which case they vest. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for RSUs that will not vest, and adjusts for actual forfeitures as they occur. Outstanding RSUs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding period end. The revaluation is captured as part of share-based compensation expense included in the Company’s Statements of Comprehensive Income. The fair value of the outstanding RSUs is recognized as a liability included as part of accounts payable on the Company’s Balance Sheet.

During the year ended December 31, 2013, the Company granted 508,300 (2012: nil) RSUs, and had 508,300 RSUs outstanding as at December 31, 2013 (2012: nil).

PSUs vest on the third anniversary date. Each PSU entitles its holder to receive a cash payment equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date or, if and once approved by the TSX and shareholders of the Company, at the Company's discretion, common shares of the Company equal to the nominal number of Common Shares represented by the PSUs, in each case multiplied by a payout multiplier determined by the Company’s Board of Directors based on determined corporate performance measures. It is the Company’s intention that the PSUs will be settled in cash. Unvested PSUs are forfeited at the time the holder’s employment with the Company ends. Bellatrix incorporates an estimated forfeiture rate of 5% for PSUs that will not vest, and adjusts for actual forfeitures as they occur. Outstanding PSUs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding period end. The revaluation is captured as part of share-based compensation expense included in the Company’s Statements of Comprehensive Income. The fair value of the outstanding PSUs is recognized as a liability included in accounts payable on the Company’s Balance Sheet.

During the year ended December 31, 2013, the Company granted 470,700 (2012: nil) PSUs, and had 470,700 PSUs outstanding as at December 31, 2013 (2012: nil).

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15.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital
($000s)	2013	2012
Changes in non-cash working capital items:
Restricted cash	$(38,148)	$—
Accounts receivable	(14,333)	4,530
Deposits and prepaid expenses	(2,339)	(510)
Accounts payable and accrued liabilities	49,451	(11,500)
Advances from joint venture partners	92,832	(1,114)
Deferred lease inducements	285	—
	$87,748	$(8,594)
Changes related to:
Operating activities	$(8,600)	$(1,075)
Financing activities	(960)	(55)
Investing activities	97,308	(7,464)
	$87,748	$(8,594)

16.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at December 31, 2013, Bellatrix had approximately $1.2 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $94.4 million that expire in years through 2030.

The provision for income taxes differs from the expected amount calculated by applying the combined Federal and Provincial corporate income tax rate of 25.0% (2012: 25.0%) to loss before taxes. This difference results from the following items:

($000s)	2013	2012
Expected income tax expense	$22,789	$9,459
Share based compensation expense	446	564
Angle acquisition	(3,923)	—
Other	171	44
Deferred tax expense	$19,483	$10,067

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The components of the net deferred tax asset at December 31 are as follows:

($000s)	2013	2012
Deferred tax liabilities:
Equity component of 4.75% Debentures	$—	$(799)
Property, plant and equipment and exploration and evaluation assets	(81,453)	(17,737)
Commodity contract asset	(86)	(43)
Deferred tax assets:
Finance lease obligation	3,283	3,639
Commodity contract liability	4,319	—
Decommissioning liabilities	16,769	10,977
Share issue costs	3,910	834
Non-capital losses	23,621	2,500
Attributed Canadian Royalty Income	—	1,209
Alberta non-capital losses greater than Federal non-capital losses	1,209	—
Other	1,394	458
Deferred tax asset (liability)	$(27,034)	$1,038

A continuity of the net deferred income tax asset (liability) for 2013 and 2012 is provided below:

($000s)	Balance, Jan. 1, 2013	Recognized in profit or loss	Recognized in equity	Recognized in business combinations	Balance, Dec. 31, 2013
Property, plant and equipment and exploration and evaluation assets	$(17,737)	$(32,962)	$—	$(30,754)	$(81,453)
Decommissioning liabilities	10,977	2,838	—	2,954	16,769
Commodity contract liability	(43)	3,961	—	315	4,233
Share issue costs	834	(340)	2,532	884	3,910
Non-capital losses	2,500	6,196	—	14,925	23,621
Equity component of 4.75% debentures	(799)	244	555	—	—
Finance lease obligation	3,639	(356)	—	—	3,283
Attributed Canadian Royalty Income	1,209	(1,209)	—	—	—
Alberta non-capital losses greater than Federal non-capital losses	—	1,209	—	—	1,209
Other	458	936	—	—	1,394
	$1,038	$(19,483)	$3,087	$(11,676)	$(27,034)

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($000s)	Balance, Jan. 1, 2012	Recognized in profit or loss	Recognized in equity	Balance, Dec. 31, 2012
Property, plant and equipment and exploration and evaluation assets	$(8,126)	$(9,611)	$—	$(17,737)
Decommissioning liabilities	11,273	(296)	—	10,977
Commodity contract liability	2,658	(2,701)	—	(43)
Share issue costs	1,174	(340)	—	834
Non-capital losses	2,500	—	—	2,500
Equity component of 4.75% debentures	(1,078)	279	—	(799)
Finance lease obligation	1,279	2,360	—	3,639
Attributed Canadian Royalty Income	1,209	—	—	1,209
Other	216	242	—	458
	$11,105	$(10,067)	$—	$1,038

17.	FINANCE INCOME AND EXPENSES

($000s)	2013	2012
Finance expense
Interest on long-term debt	$9,238	$5,603
Interest on convertible debentures	1,954	2,620

Accretion on convertible debentures	1,296	1,611
Accretion on decommissioning liabilities	855	683
	2,151	2,294
Finance expense	$13,343	$10,517

18.	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME PRESENTATION

A mixed presentation of nature and function was used for the Company’s presentation of operating expenses in the consolidated statement of comprehensive income for the current and comparative years. General and administrative expenses are presented by their function. Other expenses, including production, transportation, depletion and dispositions are presented by their nature. Such presentation is in accordance with industry practice.

Total employee compensation costs included in total production and general administrative expenses in the consolidated statements of comprehensive income are detailed in the following table:

($000s)	2013	2012
Production	2,107	885
General and administrative (1)	11,606	8,292
Employee compensation	$13,713	$9,177

(1)	Amount shown is net of capitalization

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19.	RELATED PARTY TRANSACTIONS

a.	Finance lease agreements

Previous to 2013, the Company entered into agreements to obtain financing in the amount of $5.3 million for the construction of certain facilities. Members of the Company’s management team and entities affiliated with them provided $900,000 of the total. The terms of the transactions with those related parties were the same as those with arms-length participants.

b.	Key Management Compensation

Key management includes officers and directors (executive and non-executive) of the Company. The compensation paid or payable to key management for employee services is shown below:

($000s)	2013	2012
Salaries and other short-term employee benefits	$6,190	$4,611
Long-term incentive compensation	172	77
Share-based compensation (1)	2,816	2,942
	$9,178	$7,630

(1)	Share-based compensation includes share options, RSUs, PSUs, and DSUs.

20.	PER SHARE AMOUNTS

The calculation of basic earnings per share for the year ended December 31, 2013 was based on a net profit of $71.7 million (2012: net profit of $27.8 million).

	2013	2012
Basic common shares outstanding	170,990,605	107,868,774
Fully dilutive effect of:
Share options outstanding	11,182,963	9,420,451
Shares issuable for convertible debentures	—	9,821,429
Fully diluted common shares outstanding	182,173,568	127,110,654
Weighted average shares outstanding	112,927,251	107,543,811
Dilutive effect of share options and convertible debentures (1)	2,841,185	1,581,283
Diluted weighted average shares outstanding	115,768,436	109,125,094

(1)	For the year ended December 31, 2013, a total of 2,841,185 (2012: 1,581,283) share options were included in the calculation as they were dilutive, and nil (2012: 9,821,429) common shares issuable pursuant to the conversion of the convertible debentures were excluded from the calculation as they were not dilutive.

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21.	COMMITMENTS

The Company is committed to payments under fixed term operating leases which do not currently provide for early termination. The Company’s commitment for office space as at December 31, 2013 is as follows:

($000s) Year	Gross Amount	Recoveries	Net amount
2014	$ 4,562	$ (1,014)	$ 3,548
2015	3,094	-	3,094
2016	3,094	-	3,094
2017	3,094	-	3,094
2018	2,911	-	2,911
More than 5 years	12,206	-	12,206

As at December 31, 2013, Bellatrix committed to drill 10 gross (5.7 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $20.1 million.

In addition, Bellatrix entered into two joint operating agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Commitment Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$ 52.5	$ 140.0	$ 35.0
Remaining wells to drill at December 31, 2013	-	12	7
Remaining estimated total cost ($000s)	$ -	$ 42.0	$ 24.5

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Joint Venture, and the Troika Joint Venture. In meeting the drilling commitments under these joint venture agreements, Bellatrix will also satisfy some of the drilling commitments under the joint operating agreements described above.

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Joint Venture Agreement	Grafton	Daewoo and Devonian	Troika
Commitment Term	2013 to 2015	2013 to 2016	2013 to 2014
Minimum total wells (gross) (1)	58	70	63
Minimum total wells (net) (1)	10.44	35.0	31.5
Estimated total cost ($000s) (gross) (1)	$ 244.0	$ 200.0	$ 240.0
Estimated total cost ($000s) (net) (1)	$ 44.0	$ 100.0	$ 120.0
Remaining wells to drill at December 31, 2013 (gross)	46	51	42
Remaining wells to drill at December 31, 2013 (net)	8.2	25.6	21.0
Remaining estimated total cost ($000s) (gross)	$ 192.3	$ 198.3	$ 160.0
Remaining estimated total cost ($000s) (net)	$ 34.6	$ 99.2	$ 80.0

(1)	Gross and net estimated total cost values and gross and net minimum total wells for the Troika and Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Troika and Grafton Joint Venture agreements. Gross and net minimum total wells for the Daewoo and Devonian Partnership represent Bellatrix’s total well commitments pursuant to the Daewoo and Devonian Partnership agreement. Gross and net estimated total cost values for the Daewoo and Devonian Partnership represent Bellatrix’s estimated cost associated with its well commitments under the Daewoo and Devonian Partnership agreement.

22.	FINANCIAL RISK MANAGEMENT
a.	Overview

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Credit Risk

As at December 31, 2013, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	25,488	2,723	28,211
Amounts due from government agencies	75	1	76
Revenue and other accruals	46,432	6,087	52,519
Cash call receivables	—	21	21
Less: Allowance for doubtful accounts	—	(521)	(521)
Total accounts receivable	71,995	8,311	80,306

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Amounts due from government agencies include GST and royalty adjustments. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

c.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach to managing liquidity is to make reasonable efforts to sustain sufficient liquidity to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking harm to the Company’s reputation.

The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has a revolving reserve-based credit facility, as outlined in note 9, which is reviewed at least annually by the lender. The Company attempts to match its payment cycle with the collection of petroleum and natural gas revenues on the 25th of each month. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

The following are the contractual maturities of liabilities as at December 31, 2013:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$ 137,465	$ 137,465	$ -	$ -	$ -
Advances from joint venture partners	99,380	99,380	-	-	-
Long-term debt – principal (2)	287,092	-	287,092	-	-
Commodity contract liability	17,278	17,278	-	-	-
Decommissioning liabilities (3)	67,075	-	2,198	3,361	61,516
Finance lease obligation	13,132	1,495	3,208	2,708	5,721
Deferred lease inducements	2,850	285	570	570	1,425
Total	$ 624,272	$ 255,903	$ 293,068	$ 6,639	$ 68,662

(1)	Includes $0.7 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

(2)	Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.

(3)	Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2016 and 2063).

d.	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign Currency Exchange Rate Risk

Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. Although substantially all of the Company’s petroleum and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for petroleum and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollar. As at December 31, 2013, if the Canadian/US dollar exchange rate had decreased by US$0.01 with all other variables held constant, after tax net profit for the year ended December 31, 2013 would have been approximately $1.1 million higher. An equal and opposite impact would have occurred to net profit had the Canadian/US dollar exchange rate increased by US$0.01.

32

The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2013.

Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also world economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of eighteen months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

As at December 31, 2013, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 93.30 US	$ 93.30 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 94.00 CDN	$ 94.00 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 95.00 US	$ 95.00 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 95.22 CDN	$ 95.22 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 98.30 CDN	$ 98.30 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,000 bbl/d	$ 99.50 CDN	$ 99.50 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$ 99.60 CDN	$ 99.60 CDN	WTI
Crude oil call option (1)	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	-	$ 105.00 US	WTI
Natural gas fixed	January 1, 2014 to June 30, 2014	15,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$ 3.30 CDN	$ 3.30 CDN	AECO
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$ 3.60 CDN	$ 3.60 CDN	AECO
Natural gas fixed	July 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$ 3.71 CDN	$ 3.71 CDN	AECO

(1)	Subsequent to December 31, 2013, the Company settled the crude oil call options for the term of February to December 31, 2014 for US $0.5 million.

Subsequent to December 31, 2013, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.79 CDN	$ 3.79 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.80 CDN	$ 3.80 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$ 3.85 CDN	$ 3.85 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 3.84 CDN	$ 3.84 CDN	AECO
Natural gas fixed	February 1, 2014 to February 28, 2014	10,000 GJ/d	$ 4.66 CDN	$ 4.66 CDN	AECO
Natural gas fixed	March 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$ 4.14 CDN	$ 4.14 CDN	AECO

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Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its bank debt which bears a floating rate of interest. As at December 31, 2013, if interest rates had been 1% lower with all other variables held constant, after tax net profit for the year ended December 31, 2013 would have been approximately $2.2 million higher, due to lower interest expense. An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher.

The Company had no interest rate swap or financial contracts in place as at or during the year ended December 31, 2013.

e.	Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, bank debt, and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, issue convertible debentures, adjust its capital spending, and/or dispose of certain assets to manage current and projected debt levels.

The Company monitors capital based on the ratio of total net debt to annualized funds flow from operations (the “ratio”). This ratio is calculated as total net debt, defined as outstanding bank debt, plus the liability component of any outstanding convertible debentures, plus or minus working capital (excluding commodity contract assets and liabilities, the current portion of finance lease obligations and deferred lease inducements, and deferred tax assets or liabilities), divided by funds flow from operations (cash flow from operating activities before changes in non-cash working capital and deductions for decommissioning costs) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized funds flow from operations ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares annual capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. Bellatrix does not pay dividends.

As at December 31, 2013 the Company’s ratio of total net debt to annualized funds flow from operations (based on fourth quarter funds flow from operations) was 2.5 times. The total net debt to annualized funds flow from operations ratio as at December 31, 2013 increased from that at December 31, 2012 of 1.6 times primarily due to an increase in total net debt resulting from the timing and expansion of the Company’s 2013 capital expenditure program, and the acquisition of Angle in the fourth quarter of 2013. As at December 31, 2013 the Company’s ratio of total net debt to annualized funds flow from operations (based on fourth quarter funds flow from operations, including funds flow from operations from Angle had the acquisition occurred effective October 1, 2013) was 1.9 times. The Company continues to take a balanced approach to the priority use of funds flows.

34

The Company’s capital structure and calculation of total net debt and total net debt to funds flow ratios as defined by the Company is as follows:

Debt to Funds Flow from Operations Ratio
	Years ended December 31,
($000s, except where noted)	2013		2012

Shareholders’ equity	903,874		381,106

Long-term debt	287,092		133,047
Convertible debentures (liability component)	—		50,687
Working capital (excess) deficiency (2)	108,390		5,843
Total net debt (2) at year end	395,482		189,577

Debt to funds flow from operations (1) ratio (annualized) (3)
Funds flow from operations (1) (annualized)	157,396		119,460
Funds flow from operations (1) (annualized, including Angle funds flow from operations for the full October 1 to December 31, 2013 period - unaudited)	203,985		119,460
Total net debt (2) at year end	395,482		189,577
Total net debt to periods funds flow from operations ratio (annualized) (3)	2.5	x	1.6	x
Total net debt to periods funds flow from operations ratio (annualized, including Angle funds flow from operations for the full October 1 to December 31, 2013 period - unaudited) (3)	1.9	x	1.6	x

Net debt (2) (excluding convertible debentures) at year end	395,482		138,890
Net debt to periods funds flow from operations ratio (annualized) (3)	2.5	x	1.2	x
Net debt to periods funds flow from operations ratio (annualized, including Angle funds flow from operations for the full October 1 to December 31, 2013 period - unaudited) (3)	1.9	x	1.2	x

Debt to funds flow from operations (1) ratio
Funds flow from operations (1) for the year	143,459		111,038
Funds flow from operations (1) for the year (including Angle funds flow from operations for the full October 1 to December 31, 2013 period - unaudited)	155,106		111,038
Funds flow from operations (1) for the year (including Angle funds flow from operations for the full January 1 to December 31, 2013 period - unaudited)	219,240		111,038
Total net debt (2) to funds flow from operations for the year	2.8	x	1.7	x
Total net debt (2) to funds flow from operations for the year (including Angle funds flow from operations for the full October 1 to December 31, 2013 period - unaudited)	2.5	x	1.7	x

Net debt (2) (excluding convertible debentures) to funds flow from operations for the year	2.8	x	1.3	x
Net debt (2) (excluding convertible debentures) to funds flow from operations for the year (including Angle funds flow from operations for the full January 1 to December 31, 2013 period - unaudited)	1.8	x	1.3	x

(1)	Funds flow from operations is a term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

(2)	Net debt and total net debt are considered additional GAAP measures. Therefore reference to the additional GAAP measures of net debt or total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s 2013 calculation of total net debt excludes deferred lease inducements, long-term commodity contract liabilities, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability. Net debt and total net debt include the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and deferred lease inducements. For the comparative 2012 calculation, net debt also excludes the liability component of convertible debentures.

(3)	Total net debt and net debt to periods funds flow from operations ratio (annualized) is calculated based upon fourth quarter funds flow from operations, annualized.

The Company’s credit facility is based on petroleum and natural gas reserves (see note 9). The credit facility outlines limitations on percentages of forecasted production, from external reserve engineer data, which may be hedged through financial commodity price risk management contracts.

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f.	Fair Value of Financial Instruments

The Company’s financial instruments as at December 31, 2013 include restricted cash, accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, advances from joint venture partners, deferred lease inducements, finance lease obligations, and long-term debt. The fair value of restricted cash, accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The Company enters into commodity contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for all contracts outstanding in the same currency or commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity contracts held under master netting arrangements are recorded on a net basis. The gross amounts netted are negligible.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of commodity contracts as at December 31, 2013 was a net liability of $16.9 million (2012: $0.2 million net asset). The commodity contracts are classified as level 2 within the fair value hierarchy.

($000s)	December 31, 2013	December 31, 2012
Commodity contract asset	$ 345	$ 7,519
Commodity contract liability	(17,278)	(7,345)
Net commodity contract asset (liability)	$ (16,933)	$ 174

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

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